

Mail Stop 3030

September 9, 2016

<u>Via E-mail</u>
Augustine Cheung
President Chief Executive Officer
Medifocus Inc.
10240 Old Columbia Road, Suite G
Columbia, Maryland 21046

> **Re: Medifocus Inc.
> Form 20-F for the Fiscal Year Ended March 31, 2016
> Filed June 10, 2016
> File No. 0-55169**

Dear Mr. Cheung:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 20-F for the Fiscal Year Ended March 31, 2016</u>

<u>Item 15. Controls and Procedures</u>

<u>A. Disclosure Controls and Procedures, page 69</u>

1.   Please amend this filing to revise your conclusion as to the effectiveness of your disclosure controls and procedures to also state, if true, that in addition to your Chief Executive Officer, your <u>Chief Financial Officer</u> also evaluated and concluded on the effectiveness of your disclosure controls and procedures as of the end of the period covered by this report. Refer to Item 15(a) in Form 20-F.

B. Management's Annual Report on Internal Control Over Financial Reporting, page 70

2.   You disclose that you did not include management´s report on internal control over financial reporting due to the transition period established for newly public companies. However, we note that you were required to and filed a Form 20-F for the fiscal year ended March 31, 2015 and, as explained in Instruction 1 to Item 15 of Form 20-F, you no longer qualify for the accommodation. Please perform the required assessment and amend the filing to include management´s report on internal control over financial reporting as of March 31, 2016 as required by Item 15(b) of Form 20-F.

3.   We see that your management concluded that as of March 31, 2016 your disclosure controls and procedures were effective. Please note that the definition of disclosure controls and procedures provided in Rule 13a-15(e) and 15d-15(e) indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. Accordingly, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure, as appropriate, in your amended Form 20-F.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gary Newberry at (202) 551-3761 or Jay Webb, Senior Accountant, at (202) 551-3603 with any questions. You may also reach me at (202) 551-3662.

Sincerely,

/s/ Kevin J. Kuhar

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery